

September 8, 2011

Via E-mail
Stephen A. Remondi
Chief Executive Officer
Exa Corporation
55 Network Drive
Burlington, MA 01803

> **Re:** **Exa Corporation**
> **Registration Statement on Form S-1**
> **Filed August 3, 2011**
> **File No. 333-176019**

Dear Mr. Remondi:

We have reviewed your registration statement and have the following comments. Please note that these comments are in addition to those issued in our letter dated August 30, 2011.

Experts, page 101

1. You disclose that Ernst & Young ("E&Y") and FMR LLC have advised you that none of the specific relationships outlined in this disclosure are material and that they have been terminated. To the extent that any of these relationships were inconsistent with the SEC independence rules (Rule 2-01 of Regulation S-X) during the relevant "audit and professional engagement period," please amend to disclose that fact.

2. You disclose that E&Y informed you that in the ordinary course of its business it has been a consumer of services routinely offered by FMR LLC affiliates. While some of these services may meet the "consumer in the ordinary course of business" provision of the independence rules in regards to business relationships, certain services or relationships may be inconsistent with the independence rules to the extent that FMR LLC is an affiliate of Exa Corporation. We note that in the disclosure of beneficial ownership prior to the offering (see page 89 of the Form S-1,) that FMR LLC is the beneficial owner of 42.1% of the outstanding shares of Exa. Please tell us supplementally how you concluded that FMR LLC is not an affiliate of EXA for purposes of the independence rules as defined in Rule 2-01(f)(4), including a control analysis under Rule 1-02(g) of Regulation S-X. Also, please amend to disclose your conclusions regarding whether FMR LLC is an affiliate and whether it controls Exa for purposes of the independence rules.

3. You disclose that E&Y advised you that it has concluded that is capable of exercising objective and impartial judgment in connection with its audits and that its overall

independence is not impaired. Further you disclose that your audit committee concluded that E&Y is independent. To the extent that you and E&Y conclude that any of the disclosed relationships during the audit and engagement period were inconsistent with the independence rules, please amend to reflect (if true) that E&Y is capable of exercising objective and impartial judgment even though these relationships existed during the audit and professional engagement periods, but not that E&Y is independent. The ability to represent that an auditor is independent is contingent on compliance with Rule 2-01 of Regulation S-X.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Edmond Furlong, Chief Financial Officer
        Robert W. Sweet, Jr., Foley Hoag LLP